NELSON MULLINS RILEY & SCARBOROUGH LLP ATTORNEYS AND COUNSELORS AT LAW
Andy Tucker T: (202) 689-2987 andy.tucker@nelsonmullins.com	101 Constitution Ave, NW, Suite 900 Washington, DC 20001 T: 202.689.2800 F: 202.689.2860 nelsonmullins.com

September 24, 2021

VIA EDGAR

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, DC 20549

Attention: Office of Real Estate & Construction

RE:	Fat Projects Acquisition Corp
Registration Statement on Form S-1
Filed June 16, 2021
File No. 333-257126

Ladies and Gentlemen:

On behalf of Fat Projects Acquisition Corp, a Cayman Islands exempted company (the “Company”), we are transmitting this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission by letters dated July 13, 2021 and September 15, 2021, respectively, with respect to the Company’s Registration Statement (“Registration Statement”). This letter is being submitted together with an amendment (Amendment No. 2) to the Registration Statement, which has been revised to address other changes. The bold and numbered paragraphs below correspond to the numbered paragraphs in the Staff’s letter and is followed by the Company’s response. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

Registration Statement on Form S-1

Capitalization, page 77

1.       We note that you are offering 10,000,000 Class A ordinary shares as part of your initial public offering of units, but only show 9,202,138 Class A ordinary shares subject to possible redemption in your Capitalization table. Please tell us how you considered the guidance in ASC 480-10-S99-3A, which requires securities that are redeemable for cash or other assets to be classified outside of permanent equity if they are redeemable (1) at a fixed or determinable price on a fixed or determinable date, (2) at the option of the holder, or (3) upon the occurrence of an event that is not solely within the control of the holder, in concluding that all 10,000,000 Class A ordinary shares were not required to be presented outside of permanent equity and part of shares subject to possible redemption.

California | Colorado | District of Columbia | Florida | Georgia | Maryland | Massachusetts | New York

North Carolina | South Carolina | Tennessee | West Virginia

September 24, 2021

Response:

The Company acknowledges the Staff’s most recent response letter. Accordingly, and taking into account the guidance issued by the Staff, the Company is amending its filing to treat all of the Series A ordinary shares as temporary equity. The changes have been made to the Capitalization table and conforming changes have also been made to the Dilution tables.

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please do not hesitate to contact me at 202-689-2987 with any questions or further comments you may have regarding this filing or if you wish to discuss the above.

Very truly yours,

Andrew M. Tucker
Andrew M. Tucker

Enclosures

cc:	(via e-mail)

Fat Projects Acquisition Corp

AT